Exhibit 99.1

Inspira Technologies Appoints Yoav Rozanovich as Chief Business Officer to Drive Immediate Revenue Growth and Quantum Expansion

RA’ANANA, Israel, April 14, 2026-- Inspira Technologies OXY B.H.N. Ltd (NASDAQ: IINN,IINNW) (“Inspira Technologies” or the “Company”) today announced the appointment of Mr. Yoav Rozanovich as Chief Business Officer (“CBO”) of Inspira Technologies, reinforcing its commercial execution capabilities following its expansion into quantum computing connectivity and the acquisition of the Additive Manufacturing of Electronics (“AME”) business from Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension”).

Proven Commercial Leadership

Mr. Rozanovich brings international experience across additive manufacturing, advanced electronics, and complex systems integration. From November 2021 to April 2026, Mr. Rozanovich served as VP of Global Customer Success at Nano Dimension, where he led global sales and customer operations for advanced electronics manufacturing platforms. Earlier in his career, he held senior roles in operations and systems integration at industry leaders including Stratasys Ltd. (Nasdaq: SSYS) and Orbotech Ltd.

Immediate Revenue Focus and Scalable Growth

As CBO, Mr. Rozanovich will lead Inspira Technologies’ commercial strategy with a clear focus on near-term revenue execution and long-term market expansion:

●	Immediate Revenue Integration - Overseeing the transition of the active, revenue-generating AME operations, ensuring continuity of existing contracts and immediate contribution to cash flow.

●	Acceleration of Existing Business - Driving forward the current AME sales pipeline while optimizing conversion of the existing global customer base.

●	Expansion into Quantum Markets - Building a new revenue pipeline around Inspira Technologies’ quantum computing connectivity solutions, targeting a rapidly emerging multibillion-dollar market.

●	Strategic Partnerships - Establishing alliances across the quantum computing and advanced electronics ecosystems to position Inspira Technologies within critical industry infrastructure layers.

Dagi Ben-Noon, Chief Executive Officer of Inspira Technologies, commented:

“Yoav joins Inspira Technologies at a pivotal moment as we transition from strategic positioning to commercial execution. His deep experience and direct familiarity with the AME business provide immediate leverage in converting our existing assets into revenue, while positioning the Company to capture significant opportunities in the evolving quantum computing market.”

Mr. Rozanovich added:

“The combination of an active, revenue-generating AME platform and the growing demand for quantum computing infrastructure creates a unique opportunity. My focus is on executing a seamless commercial transition, accelerating current revenue streams, and leveraging existing industry relationships to drive immediate and scalable growth.”

About Inspira Technologies

Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) is a technology company focused on solving the most critical physical and hardware bottlenecks in quantum computing connectivity. Inspira develops unique quantum connectivity solutions designed for high-density, thermally optimized operation in dilution cryostats, a prerequisite for scaling quantum systems beyond current physical limitations. Additionally, the Company continues to advance its medical technology portfolio, including its respiratory support and blood monitoring platforms under a dedicated business unit. For more information, please visit: www.q-trex.com and www.inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses Mr. Rozanovich’s expected contributions, focus and impact in his role as the Company’s Chief Business Officer, the Company’s focus on near-term revenue execution and long-term market expansion, the anticipated integration of the AME commercial operations and customer accounts, the potential to build new revenue streams from the Company’s quantum computing connectivity solutions, the ability to develop strategic alliances and partnerships across the quantum computing and advanced electronics ecosystem, the Company’s transition from strategic positioning to commercial execution and conversion of its existing assets into revenue, while positioning the Company to capture significant opportunities in the evolving quantum computing market. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact
Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485

Investor Relations Contact
Arx Investor Relations
North American Equities Desk
inspira@arxhq.com